Exhibit 99.1

FCA announces proposal of dividend distribution and files its 2019 Annual Report and Form 20-F

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its Board of Directors intends to recommend to the Company’s shareholders a dividend distribution to the holders of common shares of €0.70 per common share, corresponding to a total distribution of approximately €1.1 billion.

The distribution from the profits shown in the 2019 Company Financial Statements will be subject to the approval by the Annual General Meeting of Shareholders which is scheduled to be held on April 16, 2020.

If shareholders approve the proposed distribution, the expected calendar for both MTA and NYSE is as follows: (i) ex-date April 20, 2020, (ii) record date April 21, 2020, and (iii) payment date May 5, 2020.1

In addition, FCA announced today that it has published its 2019 Annual Report and Form 20-F and filed its Form 20-F, including financial statements for the fiscal year ended December 31, 2019, with the United States Securities and Exchange Commission.

FCA’s 2019 Annual Report and Form 20-F are available under the Investor tab on FCA’s website at http://www.fcagroup.com, where they can be viewed and downloaded.2 Shareholders may request a hard copy of these materials, which include FCA's audited financial statements, free of charge, through the contact below.

London, 26 February 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

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1The coupon number of the dividend will be 6 (six).
2The 2019 Annual Report and Form 20-F, including information concerning The Netherlands as Home Member State, and the Form 20-F and related exhibits, including the Combination Agreement between FCA and PSA announced on 18 December 2019, are available on the Company’s website (www.fcagroup.com) at
https://www.fcagroup.com/en-US/investors/financial_regulatory/financial_reports/Pages/2019.aspx  and at https://www.fcagroup.com/en-US/investors/financial_regulatory/Pages/sec_filings.aspx